UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38427

Piedmont Lithium Limited
(Translation of registrant’s name into English)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K/A is being filed by Piedmont Lithium Limited as an amendment to the Form 6-K dated March 25, 2020.  The purpose of this Form 6-K/A is solely to modify the disclosure in that Form 6-K to indicate that the Form 6-K is not incorporated by reference into Piedmont Lithium Limited’s Registration Statements on Form F-3 (File Nos. 333-234445) and Form S-8 (File No. 333-228080).  This Amendment does not alter or affect any other part or any other information originally set forth in the original filing on Form 6-K. This Amendment does not reflect events that have occurred subsequent to the filing of the original filing or modify or update in any way disclosures made in the such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piedmont Lithium Limited
(registrant)

Date: June 8, 2020	By: /s/ Keith Phillips
Name: Keith Phillips
Title: President and Chief Executive Officer